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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                     Friedman, Billings, Ramsey Group, Inc.
                     --------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   358433 10 0
                                 --------------
                                 (CUSIP Number)


                            John F. Fulgoney, Esquire
                                 PNC Bank Corp.
                                249 Fifth Avenue
                         Pittsburgh, Pennsylvania 15222
                                 (412) 762-1408
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 1997
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X /.


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


CUSIP No. 358433 10 0


                                  SCHEDULE 13D

1.  Name of Reporting Person:  PNC Investment Corp.
    I.R.S. Identification No.  51-0206717

2.  Check the Appropriate Box if a Member of a Group* (a)  /  /

                                                      (b)  /  /

3.  SEC Use Only

4.  Source of Funds:  WC

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant To Items 2(d) or 2(e)                /  /

6.  Citizenship or Place of Organization:  Delaware

Number of         7.  Sole Voting Power:           2,451,421
  Shares
Beneficially      8.  Shared Voting Power:         0
 Owned by
   Each           9.  Sole Dispositive Power:      2,451,421
 Reporting
  Person         10.  Shared Dispositive Power:    0
   With

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  2,451,421

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                               /  /

13. Percent of Class Represented by Amount in Row 11:  18.2%

14. Type of Reporting Person:  CO

Item 1.  Security and Issuer.

        The title of the class of equity securities to which this Schedule 13D relates is the class A common stock, par value $.01 per share, of Friedman, Billings, Ramsey Group, Inc. ("FBR Common Stock"). The address of the principal executive offices of Friedman, Billings, Ramsey Group, Inc. ("FBR") is Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.

Item 2.  Identity and Background.

        This statement is filed on behalf of PNC Investment Corp. ("PNCIC"). PNCIC is a Delaware corporation with its principal executive offices at 222 Delaware Avenue, Wilmington, Delaware 19899. PNCIC is a wholly-owned subsidiary of PNC Holding Corp. ("PNCHC"), which is a Delaware corporation and a wholly-owned subsidiary of PNC Bank Corp. ("PNC"), a Pennsylvania corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. PNCIC holds certain investments on behalf of PNC. PNCHC is the holding company for certain of PNC's nonbank subsidiaries and PNC is principally engaged in the business of managing and controlling banks and activities closely related to banking. PNCHC's principal executive offices are located at 222 Delaware Avenue, Wilmington, Delaware 19899. PNC's principal executive offices are located at 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222. PNCIC, PNCHC and PNC are referred to herein as the "PNC Entities."

        Filed as Schedules I and II to this Schedule 13D are lists of the executive officers and directors of PNCIC and PNC, respectively, containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different from such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedules I and II is a United States citizen, except that Mr. Wehmeier is a citizen of the Federal Republic of Germany.

        During the past five years, none of the PNC Entities nor, to the best of PNCIC's knowledge, any person named in Schedule I or Schedule II (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds
         or Other Consideration.

        Pursuant to an Agreement dated October 29, 1997 ("Investment Agreement"), PNC agreed to purchase from certain FBR shareholders for cash a number of shares of FBR Common Stock equal to 4.9% of the total number of shares of FBR Common Stock and FBR's class B common stock outstanding upon consummation of FBR's initial public offering (the FBR Common Stock and Class B common stock being referred to collectively as "FBR Capital Stock"). PNC has assigned the Investment Agreement to PNCIC. The purchase of such shares (2,451,421 in number) was consummated by PNCIC on December 29, 1997 at a price of $19.20 per share upon consummation of FBR's initial public offering. The aggregate amount of funds required to purchase the shares was $47,067,283. PNCIC's source of funds was working capital.

Item 4.  Purpose of Transactions.

        Contemporaneously with the execution of the Investment Agreement, PNC and FBR entered into a non-binding Memorandum of Understanding ("MOU") pursuant to which FBR and PNC intend to establish an ongoing strategic business relationship with respect to selected capital markets and related activities. The MOU provides a framework pursuant to which FBR and PNC will work together on an arms-length basis to refer potential business to each other. Specifically, FBR will be the exclusive independent broker-dealer to which PNC refers underwriting and high-yield business that is not conducted by PNC. Upon the receipt by PNC of full "tier 2" powers, FBR will cooperate with PNC's "section 20" securities affiliate to include PNC as a co-lead underwriter or co-placement agent on such referred business. FBR will also work with PNC to provide enhanced derivatives, asset securitization, bridge lending and other bank financing products to FBR's clients.

        FBR and PNC will explore both the possibility of forming bridge and/or equity and venture capital funds to serve the common needs of their respective client bases and potential strategic relationships in other business lines, including merger and acquisition advisory services, merchant banking and venture capital activities, asset management and real estate advisory services.

        PNC entered into the Investment Agreement in conjunction with the MOU. See also the description in Item 6 hereof of certain other provisions of the Investment Agreement.

        PNC intends to continue to evaluate its investment in, and relationship with, FBR. PNC or its affiliates may purchase additional shares of FBR Common Stock in open market or private transactions and may dispose of shares of FBR Common Stock, subject to applicable legal and regulatory requirements.

        Except as otherwise set forth in Items 4, 5 and 6 hereof, none of the PNC Entities currently has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FBR, or the disposition of securities of FBR; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FBR or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of FBR or any of its subsidiaries; (iv) any change in the present Board of Directors or management of FBR, including any change in the number or term of FBR directors or the filling of any existing vacancies on the Board of Directors of FBR; (v) any material change in the present capitalization or dividend policy of FBR; (vi) any other material change in the business or corporate structure of FBR; (vii) changes in FBR's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FBR by any person; (viii) causing a class of securities of FBR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of FBR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

        The 2,451,421 shares of FBR Common Stock acquired by PNCIC on December 29, 1997 as described in Item 3 hereof represent approximately 18.2% of the 13,451,421 shares of FBR Common Stock issued and outstanding upon completion of FBR's initial public offering according to FBR's prospectus dated December 22, 1997. Such shares represent approximately 4.9% of the total number of outstanding shares of FBR Capital Stock.

        Except as otherwise described herein, none of the PNC Entities nor, to the best of PNCIC's knowledge, any of the persons listed on Schedule I or II hereto, beneficially owns any shares of FBR Common Stock. Other than as stated above, no transactions in FBR Common stock were effected during the past 60 days by any of the PNC Entities or, to the best of PNCIC's knowledge, by any of the persons listed on Schedule I or II hereto.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

        Set forth below is a description of selected provisions of the Investment Agreement. Such description is qualified in its entirety by reference to the copy of the Investment Agreement filed as an Exhibit hereto, which is incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full.

        In addition to the purchase of FBR Common Stock contemplated by Item 3 hereof, the Investment Agreement requires PNC to purchase additional shares of FBR Common Stock upon exercise of the underwriters' overallotment option related to FBR's initial public offering so as to maintain ownership of 4.9% of the total number of outstanding shares of FBR Capital Stock. The maximum number of additional shares that PNC may be required to purchase under this arrangement is 73,500. The purchase price per share would be $19.20. The underwriters' overallotment option expires on January 22, 1998.

        The Investment Agreement provides PNC with certain registration rights with respect to the shares of FBR Common Stock acquired thereunder. PNC will be able to exercise one "demand" registration right any time following June 27, 1998, thereby requiring FBR to file a registration statement with the Securities and Exchange Commission to register some or all of PNC's shares of FBR Common Stock under the Securities Act of 1933, as amended ("1933 Act"). In addition, PNC may, at any time following June 27, 1998, exercise up to two "piggyback" registration rights, thereby requiring FBR to register some or all of PNC's shares of FBR Common Stock in any registration statement filed by FBR under the 1933 Act for the sale of FBR Common Stock by either FBR or a third party.

Item 7.  Material to be Filed as Exhibits.

        1.  Agreement, dated as of October 29, 1997, between PNC and FBR.

Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 7, 1998         PNC INVESTMENT CORP.



                                 By  /s/ R. Haunschild
                                    ----------------------------
                                     R. Haunschild

                                   SCHEDULE I

        Following is a list of the executive officers and directors of PNC Investment Corp. as of January 5, 1998:


Executive Officers:

Name                                    Office
----                                    ------

Richard C. Caldwell                     Chairman

Robert L. Haunschild                    President and Treasurer

        Mr. Caldwell's business address is 1600 Market Street, Philadelphia, Pennsylvania 19103. Mr. Haunschild's business address is PNC Bank Corp., 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222.


Directors:

Name and Occupation                     Business Address
-------------------                     ----------------

Richard C. Caldwell                     1600 Market Street
Executive Vice President                Philadelphia, PA  19103
PNC Bank Corp.

Walter E. Gregg, Jr.                    249 Fifth Avenue
Senior Executive Vice President         Pittsburgh, PA  15222
PNC Bank Corp.

Thomas H. O'Brien                       249 Fifth Avenue
Chairman and Chief Executive Officer    Pittsburgh, PA  15222
PNC Bank Corp.

Maria C. Schaffer                       222 Delaware Avenue
Vice President                          Wilmington, DE  19899
PNC Bank, Delaware

                                   SCHEDULE II

        Following is a list of the executive officers and directors of PNC Bank Corp. ("PNC") as of January 5, 1998:


Executive Officers:

Name                             Office
----                             ------

Thomas H. O'Brien                Chairman and Chief Executive Officer

James E. Rohr                    President

Richard C. Caldwell              Executive Vice President

Walter E. Gregg, Jr.             Senior Executive Vice President

Frederick J. Gronbacher          Executive Vice President

Robert L. Haunschild             Senior Vice President and
                                 Chief Financial Officer

William J. Johns                 Senior Vice President and
                                 Chief Accounting Officer

Ralph S. Michael, III            Executive Vice President

Thomas E. Paisley                Senior Vice President and Chairman,
                                 Corporate Credit Policy

Helen P. Pudlin                  Senior Vice President and
                                 General Counsel

Bruce E. Robbins                 Executive Vice President

        The business address for each executive officer is PNC Bank Corp., 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222, except that Mr. Caldwell's business address is 1600 Market Street, Philadelphia,
Pennsylvania  19103.

Directors:

Name and Occupation                     Business Address
-------------------                     ----------------

Paul W. Chellgren                       P.O. Box 391
Chairman and Chief Executive Officer    Ashland, KY  41114
Ashland, Inc.

Robert N. Clay                          Three Chimneys Farm
President and Chief Executive Officer   Versailles, KY  40383
Clay Holding Company

George A. Davidson, Jr.                 CNG Tower, 625 Liberty Avenue
Chairman and Chief Executive Officer    Pittsburgh, PA  15222-3199
Consolidated Natural Gas Company

David F. Girard-diCarlo                 One Logan Square
Managing Partner                        Philadelphia, PA  19103
Blank Rome Comisky & McCauley

C. G. Grefenstette                      2000 Grant Building
Chairman                                Pittsburgh, PA  15219
The Hillman Company

William R. Johnson                      600 Grant Street
President and Chief Operating Officer   Pittsburgh, PA  15219-2857
H. J. Heinz Company

Bruce C. Lindsay                        1520 Locust Street
Chairman and Managing Director          Philadelphia, PA  19102
Brind-Lindsay & Co., Inc.

Thomas Marshall                         600 Grant Street
Thomas Marshall Foundation              Pittsburgh, PA  15219-2704

W. Craig McClelland                     1600 Valley Road
Chairman and Chief Executive Officer    Wayne, NJ  07470
Union Camp Corporation

Thomas H. O'Brien                       249 Fifth Avenue
Chairman and Chief Executive Officer    Pittsburgh, PA  15222
PNC Bank Corp.

Jane G. Pepper                          100 N. 20th Street
President                               Philadelphia, PA  19103-1495
Pennsylvania Horticultural Society

Jackson H. Randolph                     221 East Fourth Street
Chairman                                Cincinnati, OH  45202
Cinergy Corp.

James E. Rohr                           249 Fifth Avenue
President and Chief Executive Officer   Pittsburgh, PA  15222
PNC Bank, N.A.

Roderic H. Ross                         1401 Walnut Street
Chairman and Chief Executive Officer    Philadelphia, PA  19102-3122
Keystone State Life Insurance
  Company

Vincent A. Sarni                        One PPG Place
Retired Chairman and                    Pittsburgh, PA  15272
  Chief Executive Officer
PPG Industries, Inc.

Garry J. Scheuring                      Two Tower Center
Retired Vice Chairman                   East Brunswick, NJ  08816-1100
PNC Bank Corp.

Richard P. Simmons                      1000 Six PPG Place
Chairman, President and Chief           Pittsburgh, PA  15222-5479
  Executive Officer
Allegheny Teledyne Incorporated

Thomas J. Usher                         600 Grant Street
Chairman and Chief Executive Officer    Pittsburgh, PA  15219-4776
USX Corporation

Milton A. Washington                    5604 Baum Boulevard
President and Chief Executive Officer   Pittsburgh, PA  15206
AHRCO

Helge H. Wehmeier                       100 Bayer Road
President and Chief Executive Officer   Pittsburgh, PA  15205-9741
Bayer Corporation

                                  EXHIBIT INDEX


                                                    Location in
                                                    Sequentially
                                                    Numbered Copy
                                                    -------------



Exhibit 1   Agreement, dated as of
            October 29, 1997, between PNC
            and FBR